

02036641



DAVE AND
D&B
BUSTER'S

Anytime

DAVE & BUSTER'S, INC. ANNUAL REPORT 2001





occasion


VIRTUAL WORLD
CHICAGO SHOOTOUT
D&B SPEEDWAY
THE MILLION DOLLAR MIDWAY
THE MIDWAY BAR
THE WINNER'S CIRCLE
D&B POWERSTATION
SKEE-BALL
THE D&B PARTY ROOM
D&B DOWNS
POWER CARD

ND 50,000 SQUARE FEET OF FOOD AND FUN UNDER ONE ROOF

Food and fun for any


DAVE AND
BUSTER'S


SPECIAL EVENTS ROOMS
"THE SHOWROOM"
EXECUTIVE BILLIARDS
THE 19TH HOLE
GRAND DINING
CHAMPIONSHIP STYLE
SHUFFLEBOARD
WORLD CLASS
POCKET BILLIARDS
THE VIEWPOINT BAR
CHAMPIONSHIP STYLE
SHUFFLEBOARD
THE FRONT DESK
WORLD CLASS
POCKET BILLIARDS

HOV







is a good



time

FOR NEARLY TWO DECADES, DAVE & BUSTER'S HAS BEEN SERVING GUESTS GREAT COMBINATIONS OF FOOD AND FUN. ONE OF THE REASONS FOR OUR MANY YEARS OF SUCCESS IS THAT Dave & Buster's is the perfect destination for all kinds of occasions and for all kinds of people. WHETHER LUNCH WITH FRIENDS, A FULL NIGHT OF FUN OR A LARGE CORPORATE EVENT, DAVE & BUSTER'S HAS THE DINING, DRINKS AND DIVERSIONS TO MAKE EVERY VISIT SOMETHING SPECIAL. Anytime is a good time at D&B



Revenues (in millions)
1997
1998
1999
2000
2001



Number of Complexes
1997
1998
1999
2000
2001



Comparable Store Sales
1997
1998
1999
2000
2001

at D&B



D&B
BUSTER'S

Financial Highlights

Revenues	$ 358,009,000	$ 332,303,000
Operating income	$ 19,697,000	$ 27,966,000
Net income	$ 7,578,000	$ 12,245,000
Net income per share – diluted	$ 0.58	$ 0.94
Weighted average shares outstanding – diluted	13,016,000	12,986,000
Total assets	$ 309,134,000	$ 303,875,000
Stockholders' equity	$ 170,146,000	$ 162,387,000
Number of complexes	31	27

Revenue Mix



33.7%

17.0%

49.3%



from Dave and

TO OUR FELLOW SHAREHOLDERS: 2001 was a year of challenges and accomplishments. The challenges we faced were associated with the slowing economy and the terrible events and aftermath of September 11. However, the strength of a company can be measured by its ability to adapt to changing conditions. While our overall financial performance in 2001 was certainly less than we had planned, the D&B team accomplished significant goals during, and in response to, this trying time.

We successfully completed our plan to open four new stores in 2001. Our first new store opened in Miami in March; followed by Frisco, Texas in August; Honolulu in October; and Cleveland in November. These new openings increased our total number of stores to 31. As we entered 2001, our original plan was to open another four stores in 2002. Adapting to the current economic environment, we will instead open one new store in Long Island, New York during the summer. By deferring new store development, we can better focus on the operations of our existing store base and on restoring the performance levels we expect.

We are responding aggressively to the downturn in special event business. We have implemented new food and service offerings and have launched a proactive campaign to increase our special event bookings from both existing and new customers. In addition, we have redesigned the compensation program for the special events staff to enhance productivity.

Our overall marketing strategy has entered its second phase. During 2001, we built overall brand awareness. During 2002, we will focus our efforts in our specific market areas to raise awareness of the overall Dave & Buster's experience. We believe this approach will translate into more repeat guest visits, and therefore into improved revenues.

We are continuing our strategy of expanding the Dave & Buster's concept internationally through licensing agreements. During 2001, we signed a five store licensing agreement with a South Korean group. This new licensee



Dave Corriveau
Co-Chairman of the Board
Co-Chief Executive Officer
President

Buster



will open their first store under this agreement in Seoul, South Korea in late 2002. In addition, our Mexican licensee also will open their first store in Mexico City in late 2002. Both stores are in premier locations and offer great potential to successfully introduce the Dave & Buster's combination of food and fun to these exciting new markets.

We are taking significant steps to streamline the expense side of our business. For example, our new menu has had very positive guest response and it has returned benefits in food and labor margins. We have completed the first phase of a labor management project to more efficiently manage our hourly labor costs. The Amusement Operations team was reorganized during 2001, and we believe this action will yield a higher level of experience at the store and a decrease in G&A expense. We are implementing a new inventory and purchasing system for our stores that we expect will bring increased efficiency.

Our goal for 2002 is clear – to improve our financial performance. We believe we have the strategies in place to do this. Our revenue growth will be achieved through our existing store base and by opening one new store during the year. Our refocused marketing plan and our special event programs are designed to accomplish this goal. We are carefully managing the expense side of our business and will implement systems to further improve our efficiency. By accomplishing these goals, we should not only improve our financial performance, we should have efficient, sustainable systems in place to support future results.

In December 2002, Dave & Buster's will celebrate its 20th anniversary. The strength of the D&B concept is proven by the millions of guests we proudly serve every year. We look forward to the opportunities we see before us and thank you for your support.

Dave + Buster

Buster Corley
Co-Chairman of the Board
Co-Chief Executive Officer
Chief Operating Officer

DAVE & BUSTER'S GUESTS CAN ENJOY OUR FULL MENU ANYWHERE IN THE COMPLEX. WHETHER A LEISURELY MEAL WITH FRIENDS IN THE GRAND DINING ROOM, OR A QUICK BITE BETWEEN GAMES AT THE MIDWAY BAR, GUESTS CAN MAKE DINING THE MAIN REASON FOR A VISIT OR PART OF THE OVERALL D&B EXPERIENCE. IN 2001, FOOD AND BEVERAGE ACCOUNTED FOR 50.7 PERCENT OF OUR TOTAL REVENUE.



Great dining





IN 2001, WE ROLLED OUT THE MOST SUCCESSFUL NEW MENU IN OUR HISTORY. One of the things our guests enjoy most about Dave & Buster's is our wide selection of great food – from appetizers and salads to sandwiches, entrées and desserts. We have kept the excitement in our menu by traditionally introducing one major menu change during the year, with minor changes throughout the year. With the introduction of our 2001 menu early in the second quarter, our Kitchen Operations group accomplished some very important goals. First, they made sure the menu maintained the variety and quality our guests expect from D&B. Second, they were responsive to overall economic conditions by including medium price point items in the new offerings. Third, and importantly, careful consideration was given to operational efficiency of our new menu. This effort resulted in enhanced gross margins in both food and variable labor costs, which we believe is sustainable going forward.

Beverages are an important part of the guest experience at Dave & Buster's with beverage sales contributing 17 percent of our overall revenues. We offer our guests a full bar selection with some of the most inventive cocktails anywhere, a wine list that complements the dining experience and a wide range of sodas and non-alcoholic beverages. During 2001, our Bar Operations team first test-piloted, then fully implemented a new Happy Hour campaign. This successful campaign highlighted our beverage service and increased our guest count in the after-work time slot.

As we enter 2002, our goal is to continue our efficiencies in this important part of our business, maintain the excitement and appeal of our menu and explore ways of expanding our guests' dining experience.


anywhere



Thrills and

THERE'S ALWAYS SOMETHING NEW GOING ON AT DAVE & BUSTER'S. ONE OF THE THINGS OUR GUESTS LOVE MOST IS OUR COMMITMENT TO BRING THEM THE LATEST IN HIGH-TECH, INTERACTIVE ENTERTAINMENT. IN ADDITION TO THIS HIGH-ENERGY FUN, OUR GUESTS ALSO ENJOY TRADITIONAL GAMES OF SKILL, SUCH AS POCKET BILLIARDS, SHUFFLEBOARD AND SKEE-BALL. AMUSEMENTS CONTRIBUTED 49.3 PERCENT OF OUR 2001 REVENUE.

skills for anyone

DAVE & BUSTER'S TAKES HAVING FUN SERIOUSLY. That is why our Million Dollar Midway is the largest part of each of our complexes. It has to be big to hold all the entertainment options we offer our guests. From the latest, most exciting, high-tech interactive games available to classic midway games of skill, our guests enjoy an incredible array of amusement alternatives. For quieter competition, our guests have more traditional entertainment options such as pocket billiards and shuffleboard.

To keep the Dave & Buster's experience unique, we offer games and attractions that are exclusive to us – giving our guests experiences they can find nowhere else. During 2001, these included the Shaquille O'Neal MVP Cyclone game and the Vince Carter World Championship Super Shot. Playing off the success of these attractions, we will feature several exclusive promotions in 2002. These include a program featuring NBA All-Stars Kevin Garnett and Jason Kidd, a D&B world championship Skee-Ball contest in Hawaii and a promotion with the Coca-Cola NASCAR racing team. Our constant evolution of games and attractions is a strong engine that drives repeat business. In 2002, we will continue this momentum with the addition of several new attractions including new virtuality games and a four-dimensional ride game. Our goal in 2002 is to increase our operational efficiency while maintaining our high levels of guest satisfaction.


POWER CARD



DAVE & BUSTER'S IS THE PERFECT SETTING FOR ALMOST ANY OCCASION. WHETHER IT'S A SMALL GROUP WITH SOMETHING SPECIAL TO CELEBRATE OR A LARGE BUSINESS GATHERING, WE CAN PROVIDE THE LOCATION, THE FOOD AND THE FUN TO MAKE YOUR EVENT A SUCCESS. IN 2001, OUR SPECIAL EVENT BUSINESS ACCOUNTED FOR 13.2 PERCENT OF OUR COMPARABLE STORE SALES.

Spectacular events



DAVE & BUSTER'S UNIQUE BLEND OF FOOD AND FUN PROVIDES THE PERFECT ANSWER FOR ALL TYPES OF SPECIAL EVENTS, PRIVATE PARTIES AND CORPORATE GATHERINGS. The Dave & Buster's versatile floor plan, including our theater-style Show Room, can accommodate groups of 10 to 2,000. Our skilled special event planners are experts at managing the details that ensure any function is a success. We offer a number of food, beverage and entertainment options that can be individually tailored to best accommodate the goals of each event. From private parties to corporate team building, Dave & Buster's professional – and fun – approach made us the venue for over 35,000 special events in 2001.

As with most companies associated with the hospitality industry, Dave & Buster's was affected by the slowing economy of 2001 and the events of September 11. These factors particularly impacted our special event business as companies either reduced or eliminated spending for these types of functions. In response, we took several steps to optimize our event business. Starting in the first quarter, we launched a greater emphasis on special event sales. This included a marketing initiative aimed at our corporate-sponsored business, introduction of new products and new sales materials and teams. Our special event business continues to be a high priority for 2002. We are taking a very proactive approach to rebuilding this vital part of our business, including a new special event campaign to be launched in May 2002, and rewarding our special events staff with incentive-based compensation plans.


for any reason


Anything we


EDUCATION TO ALL
D&B
SINCE
1982

DURING 2001, DAVE & BUSTER'S SERVED OVER 17 MILLION CUSTOMERS AT OUR 31 LOCATIONS NATIONWIDE. ON AN AVERAGE WEEKEND NIGHT, A D&B STORE WILL PROVIDE FOOD AND FUN TO APPROXIMATELY 2,000 GUESTS. IT TAKES OVER 300 D&B TEAM MEMBERS AT EACH LOCATION TO ENSURE THE HIGH-QUALITY EXPERIENCE OUR GUESTS ENJOY. AT THE END OF 2001, DAVE & BUSTER'S EMPLOYED ABOUT 7,500 PEOPLE.

can do for you

IT'S OUR PEOPLE THAT MAKE D&B A SUCCESS. The Dave & Buster's concept has proven its enduring appeal during the past 20 years. However, it is the people that execute the concept that are responsible for its success. We believe we have one of the most talented groups of employees in the industry. Each team of people throughout our organization is responsible for contributions toward our company goals and for our primary goal of creating the best possible guest experience.

Our management team, at all levels, has extensive industry experience and has demonstrated success in their area of expertise. Employees at our stores receive formal training to make them successful in their positions and to assure our guests a high level of satisfaction. We launch each of our new locations with an experienced group of leaders that helps establish the standards we require at Dave & Buster's. Through our Dave & Buster's University, we further our employees' educational process and thereby assure consistency throughout our organization.

Where applicable, we have applied incentive compensation plans that tie our employees' financial rewards directly with performance. Knowing that it is more beneficial to retain employees than to replace them, our training and store management teams have implemented a twofold program designed to keep turnover rates low in both hourly and store management staffs. The team members at each store are backed by operational and administrative teams that enable our company to function as a nationwide entity. These teams tie our diverse locations and our corporate headquarters into a cohesive unit.

We are extremely proud of our team of people. It is they who have grown the company and who provide the promise for the future.



SINCE 1982, DAVE & BUSTER'S HAS BEEN PROVIDING GREAT TIMES FOR OUR GUESTS. OUR HONORED TRADITION OF FIRST-CLASS HOSPITALITY IS CONSTANTLY ENHANCED WITH THE LATEST IN AMUSEMENTS AND HIGH-QUALITY FOOD AND BEVERAGE SERVICE. THE PAST TWO DECADES HAVE PROVEN THE ATTRACTION AND STAYING POWER OF THE DAVE & BUSTER'S CONCEPT. THE FUTURE IS PROMISING AS WE IMPLEMENT STRATEGIES TO STRENGTHEN OUR BRAND, GROW AT A REASONABLE RATE, CONTROL OUR COSTS AND RETURN VALUE TO OUR STAKEHOLDERS.

We're ready for


DAVE AND
19
1982
2001
BUSTER'S




D&B POWER STATION No 1

THE FIRST DAVE & BUSTER'S OPENED IN DALLAS, TEXAS IN 1982. This original store is still open and continues to attract new guests and serve a loyal customer base. Even though the details of the concept – our menu and our amusement offerings – have evolved to keep the D&B guest experience fresh and exciting, the core strength of the concept has remained unchanged. Our concept has specific guiding principles as its foundation: offer a menu of tempting, well-prepared food and beverages; provide a wide variety of ways to have fun; combine the food and fun in an inviting environment that encourages people to enjoy themselves; and complete the experience with great service provided by friendly, professional people.

During the past 20 years, this concept has been the basis of Dave & Buster's growth from our original store to a nationwide presence with 31 locations from coast to coast and license agreements in other parts of the world. During this time, our industry has experienced many cycles. As we enter 2002, the nation is in a period of caution as our economy regains its momentum. We will use this time to strengthen our operations, find ways to enhance our guests' experience and put our future strategies into motion.

It has been our pleasure to serve you for the last 20 years, and we look forward to serving you in the future.




MARCUS

you anytime



Table of contents

Selected financial data Dave & Buster's, Inc.

FISCAL YEAR IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STORE DATA	**2001**	2000	1999	1998	1997
Income Statement Data					
Food and beverage revenues	$ 181,358	$ 168,085	$ 121,390	$ 89,378	$ 64,703
Amusements and other revenues	176,651	164,218	125,744	92,906	63,801
Total revenues	358,009	332,303	247,134	182,284	128,504
Cost of revenues	66,939	61,547	45,720	35,582	24,795
Operating payroll and benefits	110,478	101,143	76,242	52,206	36,227
Other store operating expenses	106,971	90,581	65,292	45,862	32,787
General and administrative expenses	20,653	20,019	14,988	10,579	8,489
Depreciation and amortization expense	28,693	25,716	19,884	12,163	8,470
Preopening costs	4,578	5,331	6,053	4,539	3,246
Total costs and expenses	338,312	304,337	228,179	160,931	114,014
Operating income	19,697	27,966	18,955	21,353	14,490
Interest income (expense), net	(7,820)	(8,712)	(3,339)	194	(179)
Income before provision for income taxes and cumulative effect of a change in an accounting principle	11,877	19,254	15,616	21,547	14,311
Provision for income taxes	4,299	7,009	5,724	7,969	5,414
Income before cumulative effect of a change in an accounting principle	7,578	12,245	9,892	13,578	8,897
Cumulative effect of a change in an accounting principle, net of income tax benefit of $2,928	—	—	4,687	—	—
Net income	$ 7,578	$ 12,245	$ 5,205	$ 13,578	$ 8,897
Net income per share – basic					
Before cumulative effect of a change in an accounting principle	$ .58	$ .95	$ .76	$ 1.04	$ .77
Cumulative effect of a change in an accounting principle	—	—	.36	—	—
	$ .58	$ .95	$ .40	$ 1.04	$ .77
Net income per share – diluted					
Before cumulative effect of a change in an accounting principle	$ .58	$ .94	$ .75	$ 1.03	$ .76
Cumulative effect of a change in an accounting principle	—	—	.36	—	—
	$ .58	$ .94	$ .39	$ 1.03	$ .76
Weighted average shares outstanding					
Basic	12,956	12,953	13,054	13,053	11,532
Diluted	13,016	12,986	13,214	13,246	11,711
Balance Sheet Data					
Working capital	$ (4,478)	$ 5,126	$ 8,957	$ 8,220	$ 26,408
Total assets	309,134	303,875	268,184	216,592	158,989
Long-term obligations	84,896	103,860	91,000	42,500	12,000
Stockholders' equity	170,146	162,387	149,899	145,502	133,356
Number of complexes open at end of period — Company operated	31	27	23	17	12

Results of Operations for Fiscal Years 2001, 2000 and 1999

Dave & Buster's, Inc.

The operating results of the Company, expressed as a percentage of total revenues, are as follows:

FISCAL YEAR	**2001**	2000	1999
Food and beverage revenues:			
Food and non-alcoholic beverage	33.7%	33.4%	31.9%
Alcoholic beverage	17.0%	17.2%	17.2%
Amusement and other revenues	49.3%	49.4%	50.9%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues	18.7%	18.5%	18.5%
Operating payroll and benefits	30.9%	30.5%	30.9%
Other store operating expenses	29.9%	27.3%	26.4%
General and administrative expenses	5.8%	6.0%	6.1%
Depreciation and amortization expense	8.0%	7.7%	8.0%
Preopening costs	1.3%	1.6%	2.4%
Total costs and expenses	94.5%	91.6%	92.3%
Operating income	5.5%	8.4%	7.7%
Interest expense, net	2.2%	2.6%	1.4%
Income before provision for income taxes and cumulative effect of a change in an accounting principle	3.3%	5.8%	6.3%
Provision for income taxes	1.2%	2.1%	2.3%
Income before cumulative effect of a change in an accounting principle	2.1%	3.7%	4.0%

Management's discussion and analysis of financial condition and results of operations

(DOLLARS IN THOUSANDS)

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgements, including those that relate to depreciable lives, goodwill and debt covenants. The estimates and judgements made by management are based on historical data and on various other factors believed to be reasonable under the circumstances.

Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Depreciable lives – expenditures for new facilities and those which substantially increase the useful lives of the property, including interest during construction, are capitalized along with equipment purchases at cost. These costs are depreciated over various methods based on an estimate of the depreciable life, resulting in a charge to the operating results of the Company. The actual results may differ from these estimates under different assumptions or conditions. The depreciable lives are as follows:

PROPERTY AND EQUIPMENT	
Games	5 years
Buildings	40 years
Furniture, fixtures and equipment	5 to 10 years
Leasehold and building improvements	Shorter of 20 years or lease life
INTANGIBLE ASSETS	
Trademarks	Over statutory lives
Lease Rights	Over remaining lease term

Goodwill – is being amortized over 30 years. Whenever there is an indication of impairment, the Company evaluates the recoverability of goodwill using future undiscounted cash flows. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations, however an impairment charge was not considered necessary under FAS 121 as of February 3, 2002.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets ("Statements"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new standards on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statements is expected to result in an increase in income before tax of $349 ($.03 per diluted share) in 2002 as a result of nonamortization of existing goodwill. During the first quarter 2002, the Company will perform the required impairment test of goodwill as of February 3, 2002. Based on current analysis, the Company will record an expense to "Cumulative effect of a change in an accounting principle" of $4,541 net of income tax benefit of $2,555 ($.35 per diluted share), upon the adoption of the new standard.

Debt covenants – of the Company's facility agreement require compliance with certain financial covenants including a minimum consolidated tangible net worth level, maximum leverage ratio, minimum fixed charge coverage and maximum level of capital expenditures. The Company was in compliance with the covenants for the fiscal year ended February 3, 2002. The Company believes the results of operations for the fiscal year ending February 2, 2003 and thereafter would enable us to remain in compliance with the existing covenants absent any material negative event affecting the U.S. economy as a whole. However, the Company's expectations of future operating results and continued compliance with the debt covenants cannot be assured and our lenders' actions are not controllable by us. If the projections of future operating results are not achieved and the debt is placed in default, the Company would experience a material adverse impact on our reported financial position and results of operations.

Management's discussion and analysis of financial condition and results of operations

Fiscal 2001 Compared to Fiscal 2000

Total revenues increased to $358,009 for fiscal 2001 from $332,303 for fiscal 2000, an increase of $25,706 or 7.7%. New stores opened in fiscal 2001 increased revenues by $28,431. Revenues from comparable stores decreased by 2.8% in fiscal 2001. The decrease in comparable stores revenues is primarily attributed to the attacks on New York and Washington, D.C. on September 11th resulting in a decline in corporate events of 15.4%. Total revenues from licensing agreements were $537.

Costs of revenues increased to $66,939 for fiscal 2001 from $61,547 for fiscal 2000, an increase of $5,392 or 8.8%. The increase was principally attributed to opening four new stores during the year. As a percentage of revenues, cost of revenues were up .2% to 18.7% for fiscal 2001 versus 18.5% in fiscal 2000 due to freight costs and higher amusement costs associated with redemption, offset by lower food costs.

Operating payroll and benefits increased to $110,478 for fiscal 2001 from $101,143 for fiscal 2000, an increase of $9,335 or 9.2%. As a percentage of revenue, operating payroll and benefits were 30.9% in fiscal 2001, up .5% from 30.4% in fiscal 2000 due to higher store fixed labor and benefits.

Other store operating expenses increased to $106,971 for fiscal 2001 from $90,581 for fiscal 2000, an increase of $16,390 or 18.1%. As a percentage of revenues, other store operating expenses were 29.9% in fiscal 2001 as compared to 27.3% in fiscal 2000. The increase in other store operating expenses is due to increases in utilities, marketing and occupancy costs.

General and administrative expenses increased to $20,653 in fiscal 2001 from $20,019 for fiscal 2000, an increase of $634 or 3.2%. As a percentage of revenues, general and administrative expenses were 5.8% for fiscal 2001 and 6.0% for fiscal 2000.

Depreciation and amortization expense increased $2,977 to $28,693 in fiscal 2001 from $25,716 in fiscal 2000. As a percentage of revenues, depreciation and amortization increased to 8.0% from 7.7% for the comparable period due to new store openings.

Preopening costs decreased to $4,578 for fiscal 2001 from $5,331 for fiscal 2000, a decrease of $753 or 14.1%. As a percentage of revenues, preopening costs were 1.3% for fiscal 2001 as compared to 1.6% for fiscal 2000. This decrease is due to timing of store openings and only one store scheduled to open in fiscal 2002.

Interest expense-net decreased to $7,820 for fiscal 2001 from $8,712 for fiscal 2000. The decrease was due to lower interest rates in fiscal year 2001.

The effective tax rate for fiscal 2001 was 36.2% as compared to 36.4% for fiscal 2000 and was the result of a lower effective state tax rate.

Fiscal 2000 Compared to Fiscal 1999

Total revenues increased to $332,303 for fiscal 2000 from $247,134 for fiscal 1999, an increase of $85,169 or 34%. New stores opened in fiscal 2000 and in fiscal 1999 accounted for 91% of the increase. Revenues at comparable stores increased 3.6% for fiscal 2000. Increases in revenues were also attributable to a 2% overall price increase and a higher average guest check. Total revenues for fiscal 2000 from licensing agreements were $966.

Cost of revenues increased to $61,547 for fiscal 2000 from $45,720 for fiscal 1999, an increase of $15,827 or 35%. The increase was principally attributable to the 34% increase in revenues. As a percentage of revenues, cost of revenues were the same for fiscal 2000 and fiscal 1999 at 18.5%.

Operating payroll and benefits increased to $101,143 for fiscal 2000 from $76,242 for fiscal 1999, an increase of $24,901 or 33%. As a percentage of revenue, operating payroll and benefits decreased to 30.4% in fiscal 2000 from 30.9% in fiscal 1999 due to lower fixed labor costs, taxes and benefits offset by higher variable labor costs.

Other store operating expenses increased to $90,581 for fiscal 2000 from $65,292 for fiscal 1999, an increase of $25,289 or 39%. As a percentage of revenues, other store operating expenses were 27.3% of revenues in fiscal 2000 as compared to 26.4% of revenues in fiscal 1999. Other store operating expenses were higher due to higher marketing costs associated with the Company's 2000 marketing campaign.

General and administrative expenses increased to $20,019 for fiscal 2000 from $14,988 for fiscal 1999, an increase of $5,031 or 34%. The increase over the prior comparable period resulted from increased administrative payroll and related costs for new personnel, and additional costs associated with the Company's future growth plans. As a percentage of revenues, general and administrative expenses decreased to 6.0% in fiscal year 2000 from 6.1% in fiscal year 1999.

Depreciation and amortization expense increased to $25,716 for fiscal 2000 from $19,884 for fiscal 1999, an increase of $5,832 or 29%. The increase was attributable to new stores opened in fiscal 2000 and in fiscal 1999. As a percentage of revenues, depreciation and amortization decreased to 7.7% from 8.0% for the comparable prior period.

Preopening costs decreased to $5,331 for fiscal 2000 from $6,053 for fiscal 1999, a decrease of $722 or 12%. As a percentage of revenues, preopening costs were 1.6% for fiscal 2000 as compared to 2.4% for fiscal 1999. This decrease was due to the lesser number of new stores opened in 2000 compared to 1999.

Interest expense-net increased to $8,712 for fiscal 2000 from $3,339 for fiscal 1999. The increase was due to a higher average debt balance and higher interest rates in 2000 versus 1999.

The effective tax rate for fiscal year 2000 was 36.4% as compared to 36.7% for fiscal year 1999 and was the result of a lower effective state tax rate.

Liquidity and Capital Resources

Net cash provided by operating activities increased to $44,917 in 2001 compared to $36,678 in 2000 and $24,940 in 1999. Operating cash flows in 2001 increased primarily due to the timing of accounts payable disbursements. The increase in 2000 was attributable to improvement in profitability and timing of operational receipts and payments.

Cash used in investing activities was $25,727 in 2001 and $53,574 in 2000 compared to $73,798 in 1999. All investing expenditures are related to opening of new stores and normal recurring maintenance at previously existing stores.

Financing activities provided cash of $47,440 in 1999 and $16,984 in 2000 compared to a use of cash of $17,407 in 2001. Net use of cash by financing activities in 2001 was directly attributed to repayment of long-term debt of $41,648 offset by borrowings from long-term debt of $24,060. Net cash provided by financing activities in 2000 and 1999 was due to borrowings under long-term debt exceeding any repayments during each year.

The Company has a $110,000 senior secured revolving credit and term loan facility. The facility includes a five-year revolver and five- and seven-year term debt. The facility agreement calls for quarterly payments of principal on the term debt through maturity. Borrowing under the facility bears interest at a floating rate based on LIBOR (1.77% at February 3, 2002) or, at the Company's option, the bank's prime rate (4.75% at February 3, 2002) plus, in each case, a margin based upon financial performance. The facility is secured by all assets of the Company. The facility has certain financial covenants including a minimum consolidated tangible net worth level, a maximum leverage ratio, minimum fixed charge coverage and maximum level of capital expenditures. On November 19, 2001, the Company amended the facility to allow proceeds from sale/ leaseback transactions to be applied to both the revolving credit and the term loans for a limited period. At February 3, 2002, $5,208 was available under this facility.

The Company has entered into an agreement that expires in 2007 to change a portion of its variable rate debt to fixed-rate debt. Notional amounts aggregating $51,255 are fixed at 5.44%. The Company is exposed to credit losses for periodic settlements of amounts due under the agreements if LIBOR decreases. A charge of $858 to interest expense was incurred in fiscal 2001 under the agreement.

The market risks associated with the agreements are mitigated because increased interest payments under the agreement resulting from reductions in LIBOR are effectively offset by a reduction in interest expense under the debt obligation.

The Company plans to open one new store during the fiscal year ended February 2, 2003. The preopening and construction costs of the new store will be provided from internal cash flow. Subsequent to the fiscal year ending February 2, 2003,the Company intends to open up to three stores per year, if adequate external financing can be secured to supplement internally generated cash flow.

Sale/Leaseback Transactions

During the year ended February 3, 2002, the Company completed the sale/leaseback of two stores (Atlanta and Houston) and the corporate headquarters in Dallas. Cash proceeds of $18,474 were received along with $5,150 in twenty year interest bearing notes receivable at 7 - 7.5%. The locations were sold to non-affiliated entities. No revenue or profit was recorded at the time of the transaction.

Upon execution of the sale/leaseback transactions, property costs of $27,360 and accumulated depreciation of $3,832 were removed from the Company's books resulting in a loss of $272 which was recognized in 2001 and a gain of $713 on one facility being amortized over the term of the operating lease.

Future operating lease obligations under the lease agreements are as follows: $2,917 in 2002, $2,957 in 2003, $2,997 in 2004, $3,037 in 2005, $3,078 in 2006 and $50,976 thereafter. Future minimum note payments and interest income associated with the sale/leasebacks at Houston and Atlanta are as follows: $488 in 2002, $488 in 2003, $488 in 2004, $488 in 2005 and $7,782 thereafter.

Management's discussion and analysis of financial condition and results of operations

Contractual Obligations and Commercial Commitments

The following tables set forth the Company's contractual obligations and commercial commitments (in thousands):

CONTRACTUAL OBLIGATIONS	TOTAL	PAYMENTS DUE BY PERIOD 1 YEAR OR LESS	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-term debt	$ 90,396	$ 5,500	$ 19,700	$ 54,653	$ 10,543
Operating leases	344,633	19,474	37,614	36,566	250,979
Operating leases under sale/leaseback transactions	65,964	2,917	5,953	6,115	50,979
Total	$ 500,993	$ 27,891	$ 63,267	$ 97,334	$ 312,501

OTHER COMMERCIAL COMMITMENTS	TOTAL	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD 1 YEAR OR LESS	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Letters of Credit	$ 940	$ 940	$ —	$ —	$ —

Quarterly Fluctuations, Seasonality, and Inflation

As a result of the substantial revenues associated with each new Complex, the timing of new Complex openings will result in significant fluctuations in quarterly results. The Company expects seasonality to be a factor in the operation or results of its business in the future due to expected lower third quarter revenues due to the fall season, and expects higher fourth quarter revenues associated with the year-end holidays. The effects of supplier price increases are not expected to be material. The Company believes low inflation rates in its market areas have contributed to stable food and labor costs in recent years. However, there is no assurance that low inflation rates will continue or that the Federal minimum wage rate will not increase.

Market Risk

The Company's market risk exposure relates to changes in the general level of interest rates. The Company's earnings are affected by changes in interest rates due to the impact those changes have on its interest expense from variable-rate debt. The Company's agreement to fix a portion of its variable-rate debt mitigates this exposure.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this Annual Report are not based on historical facts but are "forward-looking statements" that are based on numerous assumptions made as of the date of this report. Forward looking statements are generally identified by the words "believes", "expects", "intends", "anticipates", "scheduled", and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dave & Buster's, Inc. to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; availability of capital; locations and terms of sites for Complex development; quality of management; changes in, or the failure to comply with, government regulations; and other risks indicated in this filing.

Market for the Company's Common Stock and Related Stockholder Matters

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol DAB. The following table summarizes the high and low sales prices per share of Common Stock for the applicable periods indicated, as reported by the NYSE.

	FIRST QUARTER		SECOND QUARTER		THIRD QUARTER		FOURTH QUARTER	
Fiscal Year **2001**	$ 10.80	$ 7.75	$ 9.15	$ 7.61	$ 8.25	$ 5.45	$ 8.65	$ 6.10
Fiscal year 2000	$ 10.50	$ 6.25	$ 7.50	$ 6.00	$ 8.88	$ 6.06	$ 12.25	$ 7.56

As of April 17, 2002, there were 1,943 holders of record of the Common Stock.

Consolidated balance sheets Dave & Buster's, Inc.

IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS	FEBRUARY 3 2002	FEBRUARY 4 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 4,521	$ 3,179
Inventories	25,964	21,758
Prepaid expenses	1,442	3,663
Other current assets	2,445	1,787
Total current assets	34,372	30,387
Property and equipment, net (Note 2)	258,302	260,467
Goodwill, net of accumulated amortization of $2,612 and $2,263	7,096	7,445
Other assets	9,364	5,576
Total assets	$ 309,134	$ 303,875
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt (Note 4)	$ 5,500	$ 4,124
Accounts payable	15,991	9,291
Accrued liabilities (Note 3)	11,085	7,050
Income taxes payable (Note 5)	5,054	3,567
Deferred income taxes (Note 5)	1,220	1,229
Total current liabilities	38,850	25,261
Deferred income taxes (Note 5)	8,143	7,667
Other liabilities	7,099	4,700
Long-term debt, less current installments (Note 4)	84,896	103,860
Commitments and contingencies (Notes 4, 6 and 11)		
Stockholders' equity (Note 7):		
Preferred stock, 10,000,000 authorized; none issued	—	—
Common stock, $0.01 par value, 50,000,000 authorized; 12,959,209 and 12,953,375 shares issued and outstanding as of February 3, 2002 and February 4, 2001, respectively	131	131
Paid in capital	115,701	115,659
Restricted stock awards	382	243
Retained earnings	55,778	48,200
	171,992	164,233
Less: treasury stock, at cost (175,000 shares)	1,846	1,846
Total stockholders' equity	170,146	162,387
Total liabilities and stockholders' equity	$ 309,134	$ 303,875

See accompanying notes to consolidated financial statements.

Consolidated statements of income Dave & Buster's, Inc.

FISCAL YEAR IN THOUSANDS, EXCEPT PER SHARE AMOUNTS	**2001**	2000	1999
Food and beverage revenues	$ 181,358	$ 168,085	$ 121,390
Amusement and other revenues	176,651	164,218	125,744
Total revenues	358,009	332,303	247,134
Cost of revenues	66,939	61,547	45,720
Operating payroll and benefits	110,478	101,143	76,242
Other store operating expenses	106,971	90,581	65,292
General and administrative expenses	20,653	20,019	14,988
Depreciation and amortization expense	28,693	25,716	19,884
Preopening costs	4,578	5,331	6,053
Total costs and expenses	338,312	304,337	228,179
Operating income	19,697	27,966	18,955
Interest expense, net	7,820	8,712	3,339
Income before provision for income taxes and cumulative effect of a change in an accounting principle	11,877	19,254	15,616
Provision for income taxes (Note 5)	4,299	7,009	5,724
Income before cumulative effect of a change in an accounting principle	7,578	12,245	9,892
Cumulative effect of a change in an accounting principle, net of income tax benefit of $2,928	—	—	4,687
Net income	$ 7,578	$ 12,245	$ 5,205
Net income per share – basic			
Before cumulative effect of a change in an accounting principle	$ .58	$ .95	$ .76
Cumulative effect of a change in an accounting principle	—	—	.36
	$ .58	$ .95	$ .40
Net income per share – diluted			
Before cumulative effect of a change in an accounting principle	$ .58	$ .94	$ .75
Cumulative effect of a change in an accounting principle	—	—	.36
	$ .58	$ .94	$ .39
Weighted average shares outstanding			
Basic	12,956	12,953	13,054
Diluted	13,016	12,986	13,214

See accompanying notes to consolidated financial statements.

Consolidated statements of stockholders' equity

Dave & Buster's, Inc.

IN THOUSANDS	COMMON STOCK SHARES	COMMON STOCK AMOUNT	PAID IN CAPITAL	RESTRICTED STOCK AWARDS	RETAINED EARNINGS	TREASURY STOCK	TOTAL
Balance, January 31, 1999	13,069	$ 131	$ 114,621	$ —	$ 30,750	$ —	$ 145,502
Proceeds from exercising stock options	59	—	786	—	—	—	786
Tax benefit related to stock option exercises	—	—	252	—	—	—	252
Purchase of treasury stock	(175)	—	—	—	—	(1,846)	(1,846)
Net income	—	—	—	—	5,205	—	5,205
Balance, January 30, 2000	12,953	$ 131	$ 115,659	$ —	$ 35,955	$ (1,846)	$ 149,899
Amortization of restricted stock awards	—	—	—	243	—	—	243
Net income	—	—	—	—	12,245	—	12,245
Balance, February 4, 2001	12,953	$ 131	$ 115,659	$ 243	$ 48,200	$ (1,846)	$ 162,387
Amortization of restricted stock awards	—	—	—	139	—	—	139
Proceeds from exercising stock options	6	—	40	—	—	—	40
Tax benefit related to stock option exercises	—	—	2	—	—	—	2
Net income	—	—	—	—	7,578	—	7,578
Balance, February 3, 2002	12,959	$ 131	$ 115,701	$ 382	$ 55,778	$ (1,846)	$ 170,146

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows Dave & Buster's, Inc.

FISCAL YEAR IN THOUSANDS	**2001**	2000	1999
Cash flows from operating activities:			
Net income	$ 7,578	$ 12,245	$ 5,205
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in an accounting principle	—	—	4,687
Depreciation and amortization	28,693	25,716	19,884
Provision for deferred income taxes	467	1,182	986
Restricted stock awards	—	243	—
Gain on sale of assets	(441)	—	—
Changes in assets and liabilities			
Inventories	(4,206)	(5,515)	(5,432)
Prepaid expenses	2,221	(1,559)	(361)
Other assets	(4,457)	(671)	(666)
Accounts payable	6,700	(2,577)	(1,827)
Accrued liabilities	4,035	2,192	1,073
Income taxes payable	1,487	3,567	—
Other liabilities	2,399	1,855	1,391
Net cash provided by operating activities	44,476	36,678	24,940
Cash flows from investing activities:			
Proceeds from sale/leasebacks	18,474	—	—
Capital expenditures	(44,201)	(53,574)	(73,798)
Net cash used in investing activities	(25,727)	(53,574)	(73,798)
Cash flows from financing activities:			
Purchase of treasury stock	—	—	(1,846)
Borrowings under long-term debt	24,060	131,292	50,000
Repayments of long-term debt	(41,648)	(114,308)	(1,500)
Proceeds from issuance of common stock, net	181	—	786
Net cash provided by financing activities	(17,407)	16,984	47,440
Increase (decrease) in cash and cash equivalents	1,342	88	(1,418)
Beginning cash and cash equivalents	3,179	3,091	4,509
Ending cash and cash equivalents	$ 4,521	$ 3,179	$ 3,091
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 2,590	$ 1,941	$ 4,188
Cash paid for interest, net of amounts capitalized	$ 7,261	$ 8,363	$ 3,455

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements Dave & Buster's, Inc.

IN THOUSANDS EXCEPT PER SHARE AMOUNTS

NOTE 1

Summary of Significant Accounting Policies

BASIS OF PRESENTATION – The consolidated financial statements include the accounts of Dave & Buster's, Inc. and all wholly-owned subsidiaries (the "Company"). All material intercompany accounts and transactions have been eliminated in consolidation. The Company's one industry segment is the ownership and operation of restaurant/entertainment complexes (a "Complex" or "Store") under the name "Dave & Buster's," which are principally located in the United States.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR – The Company's fiscal year ends on the Sunday after the Saturday closest to January 31. References to 2001, 2000 and 1999 are to the 52 weeks ended February 3, 2002 and to the 53 weeks ended February 4, 2001 and to the 52 weeks ended January 30, 2000, respectively.

INVENTORIES – Inventories, which consist of food, beverage and merchandise are reported at the lower of cost or market determined on a first-in, first-out method. Static supplies inventory is capitalized at each store opening date and reviewed periodically for valuation.

PREOPENING COSTS – The Company adopted Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", in the first quarter of fiscal 1999. This accounting standard requires the Company to expense all start-up and preopening costs as they are incurred. The Company previously deferred such costs and amortized them over the twelve-month period following the opening of each store. The cumulative effect of this accounting change, net of income tax benefit of $2,928, was $4,687 in fiscal 1999.

PROPERTY AND EQUIPMENT – Expenditures for new facilities and those which substantially increase the useful lives of the property, including interest during construction, are capitalized. Interest capitalized in 2001, 2000 and 1999 was $892, $1,555 and $1,623, respectively. Equipment purchases are capitalized at cost. Property and equipment lives are estimated as follows: buildings, 40 years; leasehold and building improvements, shorter of 20 years or lease life; furniture, fixtures and equipment, 5 to 10 years; games, 5 years.

GOODWILL – Goodwill of $9,708 is being amortized over 30 years. Whenever there is an indication of impairment, the Company evaluates the recoverability of goodwill using future undiscounted cash flows. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets ("Statements"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new standards on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statements is expected to result in an increase in income before tax of $349 ($.03 per diluted share) in 2002 as a result of nonamortization of existing goodwill. During the first quarter 2002, the Company will perform the required impairment test of goodwill as of February 3, 2002. Based on current analysis, the Company will record an expense to "Cumulative effect of a change in an accounting principle" of $4,541 net of income tax benefit of $2,555 ($.35 per diluted share), upon the adoption of the new standard.

DEPRECIATION AND AMORTIZATION – Property and equipment, excluding most games, are depreciated on the straight-line method over the estimated useful life of the assets. Games are generally depreciated on the 150%-double-declining-balance method over the estimated useful lives of the assets. Intangible assets are amortized on the straight-line method over estimated useful lives as follows: trademarks over statutory lives and lease rights over remaining lease terms.

INTEREST RATE SWAP AGREEMENTS – The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133") effective February 5, 2001. FAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. During the year, the Company has entered into an agreement

Notes to consolidated financial statements Dave & Buster's, Inc.

that expires in 2007, to fix its variable-rate debt to fixed-rate debt (5.44% at February 3, 2002) on notional amounts aggregating $51,255. The market risks associated with the agreements are mitigated because increased interest payments under the agreement resulting from reductions in LIBOR are effectively offset by reduction in interest expense under the debt obligation.

The Company is exposed to credit losses for periodic settlements of amounts due under the agreements. A charge of $858 to interest expense was incurred in fiscal 2001 under the agreement.

INCOME TAXES – The Company uses the liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws.

STOCK OPTION PLAN – The Company elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

REVENUE RECOGNITION – Food, beverage and amusement revenues are recorded at point of service. Foreign license revenues are deferred until the Company fulfills its obligations under license agreements, which is upon the opening of the Complex. The license agreements provide for continuing royalty fees based on percentage of gross revenues and are recognized when assured.

ADVERTISING COSTS – In accordance with SOP 93-7 "Reporting on Advertising Costs", all costs of advertising are recorded as expense in the period in which the costs are incurred or the first time the advertising takes place. For fiscal 2001 and 2000, such expenses are 3.7% and 3.3% of revenue, respectively.

TREASURY STOCK – During fiscal 1999, the Company's Board of Directors approved a plan to repurchase up to 1,000 shares of the Company's common stock. Pursuant to the plan, the Company repurchased 175 shares of its common stock for approximately $1,846 during fiscal 1999.

NOTE 2 Property and Equipment

Property and equipment consist of the following:

	2001	2000
Land	$ 6,706	$ 11,308
Buildings	34,232	56,023
Leasehold and building improvements	143,114	110,559
Games	79,673	69,970
Furniture, fixtures, and equipment	92,033	72,723
Construction in progress	3,711	17,914
Total cost	359,469	338,497
Accumulated depreciation	(101,167)	(78,030)
Total property and equipment	$ 258,302	$ 260,467

Notes to consolidated financial statements Dave & Buster's, Inc.

NOTE 3 Accrued Liabilities

Accrued liabilities consist of the following:

	2001	2000
Payroll	$ 2,393	$ 1,873
Sales and use tax	1,387	1,618
Real estate tax	2,620	1,873
Other	4,685	1,686
Total accrued liabilities	$ 11,085	$ 7,050

NOTE 4 Long-term Debt

In 2000, the Company secured a $110,000 senior secured revolving credit and term loan facility. On November 19, 2001, the Company amended its senior secured revolving credit and term loan facility to allow proceeds from sale/leaseback transactions to be applied to both the revolving credit and term loans. The facility includes a five-year revolver and five- and seven-year term debt. The facility agreement calls for quarterly payments of principal on the term debt through the maturity date. Borrowing under the facility bears interest at a floating rate based on LIBOR (1.77% at February 3, 2002) or, at the Company's option, the bank's prime rate (4.75% at February 3, 2002) plus, in each case, a margin based upon financial performance. The facility is secured by all assets of the Company. The facility has certain financial covenants including a minimum consolidated tangible net worth level, a maximum leverage ratio, minimum fixed charge coverage and maximum level of capital expenditures. At February 3, 2002, $5,208 was available under this facility. The fair value of the Company's long-term debt approximates its carrying value.

The Company has entered into an agreement that expires in 2007, to change a portion of its variable rate debt to fixed-rate debt. Notional amounts aggregating $51,255 are fixed at 5.44%. The Company is exposed to credit losses for periodic settlements of amounts due under the agreements if LIBOR decreases. A charge of $858 to interest expense was incurred in 2001 under the agreement.

NOTE 5 Income Taxes

The provision for income taxes is as follows:

	2001	2000	1999
Current expense			
Federal	$ 3,149	$ 5,077	$ 4,242
State and local	504	750	496
Deferred tax expense	646	1,182	986
Total provision for income taxes	$ 4,299	$ 7,009	$ 5,724

Notes to consolidated financial statements Dave & Buster's, Inc.

Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows:

	2001	2000	1999
Accelerated depreciation	$ 11,399	$ 9,474	$ 7,475
Preopening costs	(1,378)	—	—
Prepaid expenses	152	129	130
Capitalized interest costs	1,740	1,281	1,346
Total deferred tax liabilities	11,913	10,884	8,951
Worker's compensation	281	304	330
Leasing transactions	2,288	1,500	791
Other	(19)	184	116
Total deferred tax assets	2,550	1,988	1,237
Net deferred tax liability	$ (9,363)	$ (8,896)	$ (7,714)

Reconciliation of federal statutory rates to effective income tax rates:

	2001	2000	1999
Federal corporate statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.1%	2.2%	2.1%
Goodwill amortization and other nondeductible expenses	1.0%	2.1%	2.2%
Tax credits	(4.3)%	(2.0)%	(1.9)%
Effect of change in deferred tax rate	—	(1.9)%	(2.4)%
Other	1.4%	1.0%	1.7%
Effective tax rate	36.2%	36.4%	36.7%

NOTE 6 Leases

The Company leases certain properties and equipment under operating leases. Some of the leases include options for renewal or extension on various terms. Most leases require the Company to pay property taxes, insurance and maintenance of the leased assets. Some leases have provisions for additional percentage rentals based on revenues; however, payments of percentage rent were minimal during the three-year period ended February 3, 2002. For 2001, 2000 and 1999, rent expense for operating leases was $19,469, $14,295 and $11,119, respectively. At February 3, 2002, future minimum lease payments required under operating leases are $22,391 in 2002; $21,892 in 2003; $21,675 in 2004; $21,368 in 2005; $21,313 in 2006 and $301,957 thereafter.

During the year ended February 3, 2002, the Company completed the sale/leaseback of two stores (Atlanta and Houston) and the corporate headquarters in Dallas. Cash proceeds of $18,474 were received along with $5,150 in twenty year interest bearing notes receivable at 7-7.5%. The locations were sold to non-affiliated entities. No revenue or profit was recorded at the time of the transaction

Upon execution of the sale/leaseback transactions, property costs of $27,360 and accumulated depreciation of $3,832 were removed from the Company's books resulting in a loss of $272 which was recognized in 2001 and a gain of $713 on one facility being amortized over the term of the operating lease.

Future operating lease obligations under the lease agreements are as follows: $2,917 in 2002, $2,957 in 2003, $2,997 in 2004, $3,037 in 2005, $3,078 in 2006 and $50,976 thereafter. Future minimum note payments and interest income associated with the sale/leasebacks at Houston and Atlanta are as follows: $488 in 2002, $488 in 2003, $488 in 2004, $488 in 2005 and $7,782 thereafter.

NOTE 7 Common Stock

In 1995, the Company adopted the Dave & Buster's, Inc. 1995 Stock Option Plan (the "Plan") covering 675 shares of common stock. In 1997, 1998 and 2001, the Company increased the shares of common stock covered by the Plan to 1,350, 2,350 and 2,950 respectively. The Plan provides that incentive stock options may be granted at option prices not less than fair market value at date of grant (110% in the case of an incentive stock option granted to any person who owns more than 10% of the total combined voting power of all classes of stock of the Company). Non-qualified stock options may not be granted for less than 85% of the fair market value of the common stock at the time of grant and are primarily exercisable over a three- to five-year period from the date of the grant.

In 1996, the Company adopted a stock option plan for outside directors (the "Directors' Plan"). A total of 150 shares of common stock are subject to the Directors' Plan. The options granted under the Directors' Plan vest ratably over a three year period. In 2001, the Company increased the shares of common stock subject to the Directors' Plan from 150 shares to 190 shares.

In 2000, the Company amended and restated the Dave & Buster's, Inc. 1995 Stock Incentive Plan to allow the Company to grant restricted stock awards. These restricted stock awards will fully vest at the end of the vesting period or the attainment of one or more performance targets established by the Company. Recipients are not required to provide consideration to the Company other than render service and have the right to vote the shares and to receive dividends. The Company issued in 2001 and 2000, 63.5 and 267 shares of restricted stock at a market value of $6.45 – $7.90 and $6.75, respectively which vest at the earlier of attaining certain performance targets or seven years. The total market value of the restricted shares, as determined at the date of issuance, is treated as unearned compensation and is charged to expense over the vesting period. The charge to expense for the unearned compensation was $139 and $243 in 2001 and 2000, respectively.

Pro forma information regarding net income and earnings per common share is required by SFAS 123, and is used as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.59%, 6.30%, and 5.39%; dividend yields of 0.0%; volatility factors of the expected market price of the Company's common stock of .650, .740, and .494; and a weighted-average life of the option of 3.2, 2.7, and 4.4 years.

The Black-Scholes option valuation model is used in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Because SFAS 123 requires compensation expense to be recognized over the vesting period, the impact on pro forma net income and pro forma earnings per common share as reported below may not be representative of pro forma compensation expense in future years.

The Company's pro forma information follows:

	2001	2000	1999
Net income, as reported	$ 7,578	$ 12,245	$ 5,205
Pro forma net income	$ 5,931	$ 10,018	$ 3,627
Basic net income per share, as reported	$ .58	$ .95	$ .40
Pro forma basic net income per share	$ .46	$ .77	$ .28
Diluted net income per share, as reported	$ .58	$ .94	$ .39
Pro forma diluted net income per share	$ .46	$ .77	$ .27

A summary of the Company's stock option activity and related information is as follows:

	2001		2000		1999	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding – beginning of year	1,932	$ 14.78	1,666	$ 17.24	1,145	$ 16.82
Granted	1,233	$ 6.82	674	$ 7.49	734	$ 18.10
Exercised	(6)	$ 6.80	—	—	(59)	$ 12.88
Forfeited	(234)	$ 13.16	(408)	$ 12.77	(154)	$ 20.09
Outstanding – end of year	2,925	$ 11.56	1,932	$ 14.78	1,666	$ 17.24
Exercisable – end of year	1,178	$ 15.26	642	$ 17.37	516	$ 14.87
Weighted-average fair value of options granted during the year		$ 3.28		$ 3.96		$ 8.36

As of February 3, 2002, exercise prices for 2,925 options ranged from $6.10 to $25.32. The weighted-average remaining contractual life of the options is 7.6 years.

Under a Shareholder Protection Rights Plan adopted by the Company, each share of outstanding common stock includes a right which entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for seventy five dollars. Rights attach to all new shares of common stock whether newly issued or issued from treasury stock and become exercisable only under certain conditions involving actual or potential acquisitions of the Company's common stock. Depending on the circumstances, all holders except the acquiring person may be entitled to 1) acquire such number of shares of Company common stock as have a market value at the time of twice the exercise price of each right, or 2) exchange a right for one share of Company common stock or one one-hundredth of a share of the Series A Junior Participating Preferred Stock, or 3) receive shares of the acquiring company's common stock having a market value equal to twice the exercise price of each right. The rights remain in existence until ten years after the Distribution, unless they are redeemed (at one cent per right).

NOTE 8 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Numerator – Net Income	$ 7,578	$ 12,245	$ 5,205
Denominator:			
Denominator for basic net income per share – Weighted average shares	12,956	12,953	13,054
Effect of dilutive securities – employee stock options	60	33	160
Denominator for diluted earnings per share – adjusted weighted average shares	13,016	12,986	13,214
Basic net income per share	$ .58	$ .95	$ .40
Diluted net income per share	$ .58	$ .94	$ .39

Options to purchase 1,529, 1,346 and 925 shares of common stock for 2001, 2000 and 1999, respectively, were not included in the computation of diluted net income per share because the options would have been antidilutive.

NOTE 9 Related Party Activity

During 2000, the Company was party to a consulting agreement with Sandell Investments ("Sandell"), a partnership whose controlling partner is a director of the Company. Sandell advises the Company with respect to expansion and site selection, market analysis, improvement and enhancement of the Dave & Buster's concept and other similar and related activities. Annual fees of $125 were paid to Sandell in 2000 and 1999, the maximum fee provided for under the agreement.

The Company was a party to a sale/leaseback transaction with Cypress Equities, Inc. for its San Diego, California location, whereby the Company received $8,000 in exchange for committing to lease payments of approximately $6,300 over 20 years with options for renewal. A director of the Company is the managing member of Cypress Equities, Inc. Payments to Cypress Equities, Inc. in 2001 and 2000 were $1,242 and $349, respectively.

NOTE 10 Employee Benefit Plan

The Company sponsors a plan to provide retirement benefits under the provision of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who have completed a specified term of service. Company contributions may range from 0% to 100% of employee contributions, up to a maximum of 6% of eligible employee compensation, as defined. Employees may elect to contribute up to 20% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan.

NOTE 11 Contingencies

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to all actions will not materially affect the consolidated results of operations or financial condition of the Company.

NOTE 12 Quarterly Financial Information (unaudited)

FISCAL 2001	FIRST	SECOND	THIRD	FOURTH
Total revenues	$ 88,210	$ 83,622	$ 81,371	$ 104,806
Income before provision for income taxes	4,834	2,675	(2,936)	7,304
Net income	3,084	1,707	(1,873)	4,660
Basic net income per share	$ .24	$ .13	$ (.14)	$ .36
Basic weighted average shares outstanding	12,953	12,954	12,956	12,957
Diluted net income per share	$ .24	$ .13	$ (.14)	$ .36
Diluted weighted average shares outstanding	13,068	13,028	12,956	12,992

FISCAL 2000	FIRST	SECOND	THIRD	FOURTH
Total revenues	$ 77,849	$ 77,566	$ 79,244	$ 97,644
Income before provision for income taxes	4,565	3,397	2,368	8,924
Net income	2,890	2,150	1,499	5,706
Basic net income per share	$ .22	$ .17	$ .12	$ .44
Basic weighted average shares outstanding	12,953	12,953	12,953	12,953
Diluted net income per share	$ .22	$ .17	$ .12	$ .44
Diluted weighted average shares outstanding	12,960	12,954	12,974	13,077

Report of independent auditors Dave & Buster's, Inc.

STOCKHOLDERS AND BOARD OF DIRECTORS
DAVE & BUSTER'S, INC.

We have audited the accompanying consolidated balance sheets of Dave & Buster's, Inc. as of February 3, 2002 and February 4, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dave & Buster's, Inc. at February 3, 2002 and February 4, 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Dallas, Texas
March 27, 2002

Officers

DAVID O. "DAVE" CORRIVEAU
Co-Chairman of the Board, Co-CEO and President

JAMES W. "BUSTER" CORLEY
Co-Chairman of the Board, Co-CEO and COO

BARRY N. CARTER
Vice President of Store Support and Purchasing

BARBARA G. CORE
Vice President of Information Technology

JOHN S. DAVIS
Vice President, General Counsel and Secretary

NANCY J. DURICIC
Vice President of Human Resources

W. C. HAMMETT, JR.
Vice President, Chief Financial Officer

CORY J. HAYNES
Vice President of International Operations and Midway Operations

DEBORAH A. INZER
Vice President of Accounting, Controller

JEFFREY A. JAHNKE
Vice President of Finance, Treasurer

VICKI L. JOHNSON
Vice President of Business Development

MARGO L. MANNING
Vice President of Management Development

REGINALD M. MOULTRIE
Vice President of Amusements

STUART A. MYERS
Vice President of Marketing

R. LEE PITTS
Vice President of New Store Openings

J. MICHAEL PLUNKETT
Vice President of Kitchen Operations

STERLING R. SMITH
Vice President of Operations

BRYAN L. SPAIN
Vice President of Real Estate Development

Directors

DAVID O. "DAVE" CORRIVEAU [1]
Co-Chairman of the Board, Co-CEO and President

JAMES W. "BUSTER" CORLEY [1]
Co-Chairman of the Board, Co-CEO and COO

ALLEN J. BERNSTEIN [3]
Chairman, President and CEO, Morton's Restaurant Group, Inc.

PETER A. EDISON [2]
Chairman and CEO, Baker's Footwear Group, Inc.
(formerly Weiss and Newman Shoe Company)

BRUCE H. HALLETT [2]
Partner, Hallett & Perrin, P.C.

WALTER S. HENRION [1]
Private Investor

MARK A. LEVY [3]
Managing Director, Alexander Capital Group

CHRISTOPHER C. MAGUIRE [2]
CEO and President, Staubach Retail Services

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee

Stockholders' Information

EXECUTIVE OFFICES
Dave & Buster's, Inc.
2481 Manana Drive, Dallas, Texas 75220
214.357.9588
www.daveandbusters.com

ANNUAL MEETING
Tuesday, June 11, 2002 at 1:00 pm
Located in The Show Room
Dave & Buster's, 10727 Composite Drive, Dallas, Texas 75220

STOCK TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
85 Challenger Road, Ridgefield Park, New Jersey 07660
Stockholder requests or telephone inquiries should be made to 800.635.9270
www.melloninvestor.com

STOCK EXCHANGE AND SYMBOL
The Company's common stock trades on the New York Stock Exchange under the symbol DAB.

AUDITORS
Ernst & Young LLP
2121 San Jacinto, Suite 1500, Dallas, Texas 75201

FORM 10-K AVAILABILITY
The Company will furnish to any stockholder, without charge, a copy of the Company's annual report with the Securities and Exchange Commission on Form 10-K for the 2001 fiscal year (including financial statements) upon written request from the stockholder addressed to: Secretary, Dave & Buster's, Inc., 2481 Manana Drive, Dallas, Texas 75220.

Access to the Company's filings with the Securities and Exchange Commission is also available through the Company's web site www.daveandbusters.com.








DAVE AND
D&B
BUSTER'S

DINING · DRINKS · DIVERSIONS